Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273728

PROSPECTUS SUPPLEMENT NO. 13

(to prospectus dated August 10, 2023)

GOODNESS GROWTH HOLDINGS, INC.

15,000,000 Subordinate Voting Shares

Up to 80,670,773 Subordinate Voting Shares Underlying Notes

Up to 6,250,000 Subordinate Voting Shares Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2023 (the “Prospectus”), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2024. Accordingly, we have attached such report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 101,920,773 of our subordinate voting shares (“subordinate voting shares”), which consist of: (i) up to 15,000,000 subordinate voting shares issued in a private offering to certain Selling Shareholders in connection with a Fifth Amendment to Credit Agreement and First Amendment to Security Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of March 31, 2023 (the “Fifth Amendment”); (ii) up to 80,670,773 subordinate voting shares that are issuable from time to time to certain Selling Shareholders upon conversion of, and payment of interest on, convertible notes issued in a private offering pursuant to a Sixth Amendment to the Credit Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of April 28, 2023 (the “Sixth Amendment”); and (iii) up to 6,250,000 subordinate voting shares that are issuable from time to time to certain of the Selling Shareholders upon the exercise of warrants to purchase our subordinate voting shares that were issued in a private offering to Selling Shareholders in connection with the Sixth Amendment.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, any may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our subordinate voting shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “GDNS” and quoted on the OTCQX under the symbol “GDNSF”. On May 2, 2024, the closing sale price of our subordinate voting shares as reported on the CSE was C$0.65 and the closing sale price of our subordinate voting shares on the OTCQX was $0.46.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 3, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2024

GOODNESS GROWTH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

British Columbia

(State or other jurisdiction of Incorporation)

000-56225	82-3835655
(Commission File Number)	(IRS Employer Identification No.)

207 South 9th Street Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

(612) 999-1606

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 1.01	Entry into a Material Definitive Agreement

On April 30, 2024, Goodness Growth Holdings, Inc. (the “Company”) entered into a Seventh Amendment to the Credit Agreement by and among the Company and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative and collateral agent (the “Seventh Amendment”).

The Seventh Amendment to the Credit Facility extends the maturity date on the Company’s Delayed Draw Loans to June 14, 2024.

This summary of the Seventh Amendment is qualified in its entirety by reference to the full text of the Seventh Amendment, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Josh Rosen Appointed Chief Executive Officer

On May 1, 2024, the Board of Directors of the Company appointed Josh Rosen, 51, currently serving as Interim Chief Executive Officer, Interim Chief Financial Officer and Director of the Company, as Chief Executive Officer of the Company, effective immediately.  Mr. Rosen will also continue as the Interim Chief Financial Officer of the Company.

Mr. Rosen is a cannabis industry executive, strategic advisor and business professional with experience in capital markets. Mr. Rosen has served as a director of Goodness Growth since August 2021, and has served as Interim Chief Executive Officer and Interim Chief Financial Officer of Goodness Growth since February of 2023. Mr. Rosen previously served as Interim President of Goodness Growth from December 2022 until his appointment to Interim Chief Executive Officer. Mr. Rosen has served as a Managing Partner of Bengal Capital, a cannabis investment and advisory firm, since December 2020. Mr. Rosen has served as a member of the Board of Body & Mind, Inc. (CS: BAMM), a cannabis company, since February 2023. Through May  2021, Mr. Rosen was a director of 4Front Ventures Corporation (CSE: FFNT); Mr. Rosen was previously Executive Chairman and Chief Executive Officer of 4Front and its predecessor companies, having co-founded 4Front in 2011. Mr. Rosen is on the Board of Manager of Ninety Plus Coffee, LLC, a coffee producer. Earlier in his career, Mr. Rosen held positions at Crystal Rock Capital Management, Credit Suisse and ABN AMRO Bank N.V. (OTCMKTS: AAVMY). Mr. Rosen holds a Bachelor of Arts in Economics and Philosophy from Beloit College.

On August 17, 2021, the Company entered into a consulting agreement with Bengal Impact Partners, LLC (“Bengal”) to serve as a strategic advisor to the Company, as amended December 12, 2022 (as so amended, the “Consulting Agreement”). Mr. Rosen is a managing partner at Bengal and has shared voting and profits interests in the firm. Pursuant to the terms of the Consulting Agreement, the Company paid Bengal a total cash amount of $141,613 cash, including $111,613 during 2022, issued 75,000 five-year warrants to purchase subordinate voting shares with a strike price of $1.62 per share, and issued 75,000 five-year warrants to purchase subordinate voting shares at $1.36 per share. The Company has no additional obligation to compensate Bengal under the Consulting Agreement.

Rosen Employment Agreement

In connection with his appointment as Chief Executive Officer, the Company and Mr. Rosen entered into an employment agreement (the “Rosen Employment Agreement”) effective January 1, 2024.  The Rosen Employment Agreement provides for Mr. Rosen’s appointment to the position of Chief Executive Officer of the Company and for him to continue as the Interim Chief Financial Officer of the Company until the Company hires a Chief Financial Officer.

Mr. Rosen’s base salary under the Rosen Employment Agreement will remain at $300,000, subject to review and adjustment by the Board of Directors of the Company (the “Board”) from time to time.  Pursuant to the Rosen Employment Agreement, Mr. Rosen may also be eligible to earn an annual cash bonus as determined by the Board in its discretion and, subject to the approval of the Compensation Committee of the Board (the “Compensation Committee”), additional equity grants made at the Company’s discretion.  Mr. Rosen will also receive quarterly awards of restricted stock units (“RSUs”) representing shares of the Company’s Subordinate Voting Shares (“Quarterly Equity Awards”), the number of which will be determined by dividing $50,000 by the closing price of the Subordinate Voting Shares on the most recent date prior to the date of grant.  The RSUs will be granted under the Vireo Health International Inc. 2019 Equity Incentive Plan, as amended (the “2019 Plan”), and the RSUs will become vested upon the first to occur of (a) December 31, 2026 (subject to Mr. Rosen’s continued employment through that date), (b) termination of Mr. Rosen’s employment other than for Cause (as defined in the Rosen Employment Agreement) or (c) Mr. Rosen’s resignation from employment for Good Reason (as defined in the Rosen Employment Agreement).

Pursuant to the Rosen Employment Agreement, Mr. Rosen will also be entitled to receive certain transaction related compensation in the event the Company disposes of its New York operations, assets and liability in a transaction that is approved by the Board and that is closed no later than the end of calendar year 2024 (the “NY Disposition”).  Specifically, upon completion of the NY Disposition, should such occur, the Company must pay Mr. Rosen (i) subject to the approval of the Compensation Committee, a grant of one million (1,000,000) RSUs representing the potential to receive 1,000,000 shares of Subordinate Voting Shares granted pursuant to the terms of the 2019 Plan, subject to the terms of the 2019 Plan, and with the same vesting conditions as Mr. Rosen’s Quarterly Equity Awards; and (ii) a bonus payment in the gross amount of $200,000 (the “Cash Bonus”), provided, however, that in the Company’s sole discretion, and subject to approval of the Compensation Committee, all or portion of the Cash Bonus may be substituted with additional RSUs, with such RSUs having value equal to 150% of the portion of the Cash Bonus converted to RSUs.  Mr. Rosen is also entitled to receive certain payments upon termination of his employment subject to the terms and conditions of the Rosen Employment Agreement.  The Rosen Employment Agreement also provides that if Mr. Rosen is able to negotiate what the Board determines, at its sole and absolute discretion, to be a successful workout of the arrangements with the Company’s lender, Chicago Atlantic, prior to 2025, that does not involve a substantial dilution of the equity interest of existing shareholders, the Company may issue Mr. Rosen stock options to purchase up to 500,000 Subordinate Voting Shares, subject to terms and conditions the Compensation Committee deems appropriate, including the vesting schedule and expiration date of such stock options.  Mr. Rosen will also be entitled to participate in the retirement plans, health plans and all other employee benefits made available by the Company.

This summary of the Rosen Employment Agreement is qualified in its entirety by reference to the full text of the Rosen Employment Agreement, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Item 7.01.Regulation FD Disclosure

On May 1, 2024, the Company issued a press release announcing Mr. Rosen’s appointment as Chief Executive Officer and the Seventh Amendment, a copy of which is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated May 1, 2024.
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODNESS GROWTH HOLDINGS, INC. (Registrant)

	By:	/s/ Josh Rosen
Josh Rosen
Chief Executive Officer and Interim Chief Financial Officer

Date: May 3, 2024

Exhibit 99.1

Goodness Growth Provides CREAM & Fire Updates

05/01/2024

– Josh Rosen to shed Interim title and become Chief Executive Officer; Company provides other key personnel updates –

– Company receives a short-term extension of the maturity date on its credit facility –

– Company plans corporate name change to Vireo –

MINNEAPOLIS, May 01, 2024 (GLOBE NEWSWIRE) -- Goodness Growth Holdings, Inc. (“Goodness Growth” or the “Company”) (CSE: GDNS; OTCQX: GDNSF), today announced several leadership and corporate updates related to the day-to-day management of its business. Josh Rosen, who has served as Interim CEO since February of 2023, has been appointed as Chief Executive Officer, effective immediately. The Company also provided several other updates, including additional key personnel hires, an update regarding an extension of its credit agreement, and a planned corporate name change to Vireo over the coming months.

Executive Chairman Dr. Kyle Kingsley commented, “Josh Rosen’s leadership over the course of the past 14 months has been instrumental in securing a path forward for our Company as a standalone enterprise. We have been immensely impressed with Josh’s stewardship of the organization through the exceptionally challenging circumstances that were created by Verano’s wrongful termination of our merger agreement. During his tenure as Interim CEO, he has significantly improved our fundamental operating and financial performance, and has represented the Company admirably in his interactions with both internal and external stakeholders. On behalf of our entire Board of Directors and executive management team, I am pleased that we have reached an agreement with Josh to drop the Interim from his title and be our Chief Executive Officer.”

Chief Executive Officer Josh Rosen said, “Our team has overcome many challenges together since I stepped into the Interim CEO role. I’m excited for the future of Vireo, and after being asked by the Board to extend my time leading the Company, I realized that I’m committed to this team and being a part of Vireo’s evolution. We still have a lot of work to do to achieve our objectives and I am proud to serve in my role, which for now, also includes as Interim CFO. We envision a future with many attractive avenues for growth and excellence within the cannabis industry, but that must begin and end with our focus on delivering quality product, service and value to our customers. Today’s other key personnel updates reflect this commitment to developing and augmenting our team, and we look forward to demonstrating continued improvements.”

Additional Key Personnel Updates

Today, the Company provided key personnel updates which relate to its ongoing CREAM & Fire operating strategy which was unveiled in early 2023. In addition to the appointment of Josh Rosen as Chief Executive Officer, the Company promoted Brendan Sweeny to Executive Vice

President of Operations and realigned the finance team, nicknamed C3FO, with enhanced responsibilities for Aaron Garrido (VP - Chief of Staff), Brandon Van Asten (VP of Finance and Controller), and Joe Duxbury (VP of Finance and IR). The Company also announced recent hires or affiliations of the following key personnel supporting its operations across Maryland and Minnesota:

•	Alex Breant, General Manager of Minnesota
•	Gabriel Garcia, Minnesota Director of Cultivation
•	Mark Doherty, Vice President of Facilities Management & Performance
•	Tyler Alzamora, Director of Laboratory Operations
•	Kyle Judson, Maryland Director of Cultivation
•	Nicole Stanton, Outside General Counsel

Company President Amber Shimpa commented, “Since we began implementing our CREAM & Fire strategic initiatives last year, we have maintained a relentless focus on improving the quality and depth of our product offerings, as well as enhancing the value proposition of our products to customers and patients. The investment in our internal talent and these recent additions of important team members to our cultivation and operations teams reflect our continued commitment to our Scrappy Operators Creed and our efforts to infuse our organization with weed hustle and passion for fire product. We’ve also been very pleased to welcome industry veteran Nicole Stanton as Outside General Counsel supporting our legal and compliance operations, and look forward to her continued contributions as we continue executing our CREAM & Fire strategy.”

Extension of Credit Agreement with Chicago Atlantic

The Company also announced today that it is in ongoing discussions with its senior secured lender, Chicago Atlantic Admin, LLC, an affiliate of Green Ivy Capital, to finalize a longer-term extension of its credit agreement. While this process remains ongoing, the parties have agreed to a short-term extension of the maturity date on their term loan until June 14, 2024, matching all other terms of the existing agreement.

Planned Corporate Name Change to Vireo

Today the Company also announced that it has planned a corporate name change to Vireo in the coming months. The Company expects to provide additional details regarding its name change and expected ticker symbols for its listed subordinate voting shares in the United States and Canada when close to being finalized.

Josh Rosen concluded, “Our name change to Vireo reflects a return to our roots and focus as a cannabis industry operator. We are proud of the Vireo brand name and its importance in our heritage, and believe Vireo appropriately reflects our corporate identity to all stakeholders.”

About Vireo & Goodness Growth

Vireo (Goodness Growth) was founded as a pioneer in medical cannabis in 2014 and sustained with an entrepreneurial drive that fuels our ongoing commitment to serve and delight our key stakeholders, most notably our customers, our employees, our shareholders, our industry collaborators, and the communities in which we live and operate. We work every day to get better and our team prioritizes 1) empowering and supporting strong local market leaders and 2) strategic, prudent capital and human resource allocation. For more information, please visit www.vireohealth.com.

Contact Information

Investor Inquiries:
Sam Gibbons
Managing Director
sam.gibbons@alpha-ir.com
(612) 314-8995

Media Inquiries:
Amanda Hutcheson
Senior Manager, Communications
amandahutcheson@vireohealth.com
(919) 815-1476

Forward-Looking Statement Disclosure

This press release contains “forward-looking information” within the meaning of applicable United States and Canadian securities legislation. To the extent any forward-looking information in this press release constitutes “financial outlooks” within the meaning of applicable United States or Canadian securities laws, this information is being provided as preliminary financial results; the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks. Forward-looking information contained in this press release may be identified by the use of words such as “should,” “believe,” “estimate,” “would,” “looking forward,” “may,” “continue,” “expect,” “expected,” “will,” “likely,” “subject to,” “transformation,” and “pending,” variations of such words and phrases, or any statements or clauses containing verbs in any future tense. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this press release. Financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to various risks as set out herein and in our Annual Report on Form 10-K filed with the Securities Exchange Commission. Our actual financial position and results of operations may differ materially from management’s current expectations and, as a result, our revenue, EBITDA, and cash on hand may differ materially from the values provided in this press release. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because the Company can give no assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to the timing and content of adult-use legislation in markets where the Company currently operates; current and future market conditions, including the market price of the subordinate voting shares of the Company; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of the Company to raise additional financing to continue as a going concern; the Company’s ability to meet the demand for flower in Minnesota; risk of failure in the lawsuit with Verano and the cost of that litigation; our ability to dispose of our assets held for sale at an acceptable price or at all; and risk factors set out in the Company's Form 10-K for the year ended December 31, 2023, which is available on EDGAR with the U.S. Securities and Exchange Commission and filed with the Canadian securities regulators and available under the Company's profile on SEDAR at www.sedar.com.

The statements in this press release are made as of the date of this release. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.